Exhibit 4.1

TWELFTH AMENDMENT TO AMENDED AND RESTATED
CREDIT AND FUNDING AGREEMENT
by and among
OLIN CORPORATION
as Borrower
and
OLIN WINCHESTER, LLC
and
THE LENDERS PARTY HERETO
and
PNC BANK, NATIONAL ASSOCIATION
as Administrative Agent
and
PNC CAPITAL MARKETS LLC
as Lead Arranger and Sole Bookrunner
Dated as of October 11, 2022

This TWELFTH AMENDMENT TO AMENDED AND RESTATED CREDIT AND FUNDING AGREEMENT (this “Amendment”), dated as of October 11, 2022, to the Amended and Restated Credit and Funding Agreement dated as of December 9, 2010, as amended by the First Amendment thereto dated as of December 27, 2010, the Second Amendment thereto dated as of April 27, 2012, the Third Amendment thereto dated as of June 23, 2014, the Fourth Amendment thereto dated as of June 23, 2015, the Fifth Amendment thereto dated as of September 29, 2016, the Sixth Amendment thereto dated as of March 9, 2017, the Seventh Amendment thereto dated as of July 16, 2019, the Eighth Amendment thereto dated as of December 20, 2019, the Ninth Amendment thereto dated as of May 8, 2020, the Tenth Amendment thereto dated as of February 24, 2021 and the Eleventh Amendment thereto dated as of August 30, 2021 (the “Credit and Funding Agreement”), among OLIN CORPORATION, a Virginia corporation (the “Borrower”), OLIN WINCHESTER, LLC, a Delaware limited liability company (the “Limited Liability Company”), the Lenders and other parties party thereto from time to time and PNC BANK, NATIONAL ASSOCIATION, as Administrative Agent.
RECITALS
A.    Pursuant to the Credit and Funding Agreement, the Lenders have extended credit to the Borrower, on the terms and subject to the conditions set forth therein.
B.    The (1) $50,000,000 The Industrial Development Authority of Washington County Gulf Opportunity Revenue Bonds (Olin Corporation Project), Series 2010A, (2) $20,000,000 The Industrial Development Authority of Washington County Recovery Zone Facility Revenue Bonds (Olin Corporation Project), Series 2010B, (3) $42,000,000 The Mississippi Business Finance Corporation Recovery Zone Facility Revenue Bonds (Olin Corporation Project), Series 2010 and (4) $41,000,000 The Industrial Development Board of the County of Bradley and the City of Cleveland, Tennessee Recovery Zone Facility Revenue Bonds (Olin Corporation Project), Series 2010 (collectively, the “Bonds”) were sold to the Lenders pursuant to the Credit and Funding Agreement.
C.    The Borrower has requested that the Credit and Funding Agreement be amended as set forth herein.
D.    The Lenders are willing to agree to such amendments on the terms and conditions set forth herein.
Accordingly, in consideration of the agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
ARTICLE 1
DEFINITIONS
2.1.Definitions. Except as otherwise expressly provided herein, capitalized terms used in this Amendment shall have the meanings given to them in Section 1.01 of the Credit and Funding Agreement.
2.2.Rules of Interpretation. Except as otherwise expressly provided herein, the rules of interpretation set forth in Section 1.02 of the Credit and Funding Agreement shall apply mutatis mutandis to this Amendment.

ARTICLE 2
AMENDMENTS
2.1.Additional Definitions. Section 1.01 of the Credit and Funding Agreement is hereby amended by adding the following definitions in the appropriate alphabetical order therein:
“Twelfth Amendment Effective Date” means October 11, 2022.
2.2.Amended Definitions. Section 1.01 of the Credit and Funding Agreement is hereby amended by amending and restating the following definitions:
“BofA Credit Agreement” means the Credit Agreement dated as of October 11, 2022, as may be supplemented and amended from time to time, among the Borrower, the lenders and issuers of letters of credit that are party to such Credit Agreement or become party to such Credit Agreement pursuant to the terms thereof and Bank of America, N.A., as administrative agent for the lenders and issuers of letters of credit thereunder.
“Consolidated Cost Savings” means, for any period, those synergies, operating expense reductions and cost-savings of the Borrower and its Subsidiaries that are reasonably identifiable, factually supportable and projected by the Borrower in good faith to be realized following the Closing Date (as defined in the BofA Credit Agreement) as a result of restructurings, reorganizations, divestitures, cost savings initiatives, production rationalizations and other similar initiatives, in each case to the extent not prohibited by this Agreement (collectively, “Initiatives”) (calculated on a pro forma basis as if such synergies, operating expense reductions and cost-savings had been realized on the first day of such period, and net of the amount of actual benefits realized during such period from such Initiatives to the extent already included in Consolidated Net Income for such period); provided that (i) no synergies, operating expense reductions or cost-savings shall be added to Consolidated EBITDA pursuant to clause (e) thereof to the extent duplicative of any expenses or charges otherwise added to (or excluded from) Consolidated EBITDA, whether through a pro forma adjustment or otherwise, for such period and (ii) projected amounts (and not yet realized) (x) may be added (the date on which such amounts are added, the "Initiative Commencement Date") once actions in respect of such Initiative have been taken or are expected to be taken (in the good faith determination of the Borrower) within 18 months and (y) may no longer be added back in calculating Consolidated EBITDA pursuant to clause (e) thereof to the extent occurring more than six full fiscal quarters after the Initiative Commencement Date.
“Consolidated EBITDA” means, for any period, Consolidated Net Income for such period (adjusted to exclude all extraordinary, unusual or non-recurring items and any gains or losses on sales of assets outside the ordinary course of business) plus, without duplication and (except with respect to synergies included in Consolidated Cost Savings) to the extent deducted in calculating such Consolidated Net Income for such period, the sum of (a) income tax expense, (b) interest expense, amortization or writeoff of debt discount with respect to Indebtedness (including the Advances), (c) depreciation and amortization expense, (d) amortization of intangibles (including, but not limited to, goodwill) and organization costs, (e) Consolidated Cost Savings; provided that with respect to any four-fiscal quarter period, the aggregate amount added back in the calculation of Consolidated EBITDA for such period pursuant to this clause (e) shall not exceed 20% of Consolidated EBITDA (calculated prior to giving effect to any add-backs pursuant to this clause (e)), (f) costs and expenses incurred in connection with the implementation of Initiatives, (g) any other non-cash charges and (h)

fees and expenses incurred in connection with any acquisition, investment, disposition, issuance or repayment of debt, issuance of equity, refinancing transaction or amendment or other modification of any debt instrument (including the Loan Documents), in each case whether or not successful, minus, (i) any cash payments made during such period in respect of items described in clause (g) above subsequent to the fiscal quarter in which the relevant non-cash charge was reflected as a charge in the statement of Consolidated Net Income and (ii) to the extent included in calculating such Consolidated Net Income for such period, any non-cash income (other than amounts accrued in the ordinary course of business under accrual-based revenue recognition procedures in accordance with GAAP). For the purposes of calculating Consolidated EBITDA for any Reference Period pursuant to any determination of the Consolidated Leverage Ratio, if during such Reference Period the Company or any Subsidiary shall have made a Material Acquisition or a Material Disposition, Consolidated EBITDA for such Reference Period shall be calculated after giving pro forma effect thereto as if such Material Acquisition or Material Disposition, as applicable, occurred on the first day of such Reference Period.
“Consolidated Interest Expense” means, for any period, total interest expense (including that attributable to capitalized lease obligations) of the Borrower and its Subsidiaries for such period with respect to all outstanding Indebtedness of the Borrower and its Subsidiaries (including all commissions, discounts and other fees and charges accrued with respect to letters of credit and bankers’ acceptance financing allocable to such period in accordance with GAAP, but excluding any premium or the write off of unamortized debt issuance costs, in each case paid or recognized in connection with the early extinguishment of Indebtedness), minus (in the case of net benefits) or plus (in the case of net costs) the net benefits or net costs under all Hedging Agreements in respect of Indebtedness of the Borrower and its Subsidiaries to the extent such net benefits or net costs are allocable to such period in accordance with GAAP.
“Consolidated Total Debt” means at any date, the aggregate principal amount of all Indebtedness of the Borrower and its Subsidiaries at such date, determined on a consolidated basis in accordance with GAAP; provided that "Consolidated Total Debt" shall exclude the amount of any Indebtedness under any Permitted Receivables Facilities on such date in an aggregate amount not to exceed $350,000,000.
“Permitted Encumbrances” means:
(a)Liens imposed by law for taxes that are not yet due or are being contested in good faith by appropriate proceedings;
(b)carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not overdue by more than 30 days or are being contested in good faith by appropriate proceedings;
(c)pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security laws or regulations;

(d)deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business;
(e)judgment liens in respect of judgments that do not constitute an Event of Default under Section 7.01(f);
(f)leases, subleases, licenses and sublicenses of real property which do not materially interfere with the ordinary conduct of the business of the Company or the Subsidiaries;Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;
(g)Liens arising by virtue of any statutory, common law or contractual provisions relating to banker’s liens, rights of set off or similar rights and remedies as to deposit accounts or other funds maintained with a depository or financial institution;
(h)Liens arising from Uniform Commercial Code filings (or the non-US equivalent thereof) regarding operating leases entered into by the Company and the Subsidiaries in the ordinary course of business; and
(i)easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of the Company or any Subsidiary;
provided that the term “Permitted Encumbrances” shall not include any Lien securing Indebtedness.
“Pricing Level” means, as of any date of determination, the “Pricing Level” set forth below as then applicable:
Consolidated Leverage Ratio    Pricing Level
Less than or equal to 1.00:1.00            I
Greater than 1.00:1.00 but less
than or equal to 1.50:1.00    II
Greater than 1.50:1.00 but less
than or equal to 2.50:1.00    III
Greater than 2.50:1.00 but less    IV
    than or equal to 3.50:1:00
    Greater than 3:50:1.00    V
For purposes of this definition, the Pricing Level shall be deemed to be Level I from the Twelfth Amendment Effective Date until the delivery of the certificate referenced in Section

6.01(i)(iv) for the Reference Period ending on December 31, 2022. Thereafter, the Pricing Level shall be determined as at the end of each Reference Period based upon the calculation of the Consolidated Leverage Ratio for such Reference Period. The Designated Basis Points, which shall be used to calculate the Direct Purchase Rate, shall be adjusted (if necessary) upward or downward on the first day following delivery of the certificate referred to in Section 6.01(i)(iv).
“Receivables Related Assets” means, collectively, accounts receivable, instruments, chattel paper, obligations, general intangibles, Equity Interests in Receivables Subsidiaries and other similar assets, including documents and records relating to the foregoing, in each case relating to receivables sold, transferred or otherwise disposed of in accordance with this Agreement, including interests in merchandise or goods, the sale or lease of which gave rise to such receivables, related contractual rights, guarantees, insurance proceeds, collections and proceeds of all of the foregoing.
2.3.Deleted Definitions. Section 1.01 of the Credit and Funding Agreement is hereby amended by deleting the definitions of “Collateral”, “Daily LIBOR Rate”, “LIBOR” and “LIBOR Reserve Percentage”.
2.4.Section 2.02(e)-LIBOR Notification. Section 2.02(e) of the Credit and Funding Agreement is hereby amended and restated as follows:
“(e) New Rate.
(i)Subject to Section 2.02(e)(iii), the sum of Term SOFR and the Designated Basis points shall be substituted for the Direct Purchase Rate set forth in Section 2.02(a) hereof, and the initial SOFR Interest Period shall be one month for each SOFR Interest Rate Determination Date.
(ii)With respect to Term SOFR or SOFR, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement; provided that, with respect to any such amendment effected, the Administrative Agent shall post each such amendment implementing such Conforming Changes to the Borrower and the Lenders reasonably promptly after such amendment becomes effective.
(iii)Inability to Determine Rates.
(A)If during such period that the Bonds bear interest at a rate computed with reference to SOFR, (i) the Administrative Agent determines (which determination shall be conclusive absent manifest error) that (A) no SOFR Successor Rate has been determined in accordance with Section 2.02(e)(iii)(B) and the circumstances under clause (I) of Section 2.02(e)(iii)(B) or the SOFR Scheduled Unavailability Date has occurred, or (B) adequate and reasonable means do not otherwise exist for determining SOFR for any SOFR Interest Period or on any SOFR Interest Rate Determination Date, with respect to the Bonds, or (ii) the Administrative Agent or the Majority Lenders determine that for any reason that SOFR for any SOFR Interest Period or on any SOFR Interest Rate Determination Date does not adequately and fairly reflect the cost to such Lenders of funding or maintaining the Bonds, the Administrative Agent will promptly so notify the Borrower and each Lender.
Thereafter, the obligation of the Lenders to maintain Term SOFR for the Bonds, shall be suspended to the extent of the affected SOFR Interest Period or SOFR Interest Rate Determination Date, as applicable, in each case until the Administrative Agent (or, in the case of a determination by the Majority Lenders described in clause (ii) of this Section 2.08(e)(iii)(A), until the Administrative Agent upon instruction of the Majority Lenders) revokes such notice.
Upon receipt of such notice, the Outstanding Principal Amount of Bonds will bear interest at the Base Rate immediately.
(B)Replacement of SOFR or SOFR Successor Rate. Notwithstanding anything to the contrary in this Agreement, if the Administrative Agent determines (which determination shall be conclusive absent manifest error), or the Borrower or the Majority Lenders notify the Administrative Agent (with, in the case of the Majority Lenders, a copy to the Borrower) that the Borrower or the Majority Lenders (as applicable) have determined, that:
(I)adequate and reasonable means do not exist for ascertaining SOFR because SOFR is not available or published on a current basis and such circumstances are unlikely to be temporary; or
(II)the Applicable Authority has made a public statement identifying a specific date after which SOFR shall or will no longer be made available, or permitted to be used for determining the interest rate of syndicated loans denominated in U.S. Dollars, or shall or will otherwise cease, provided that, in each case, at the time of such statement, there is no successor administrator that is satisfactory to the Administrative Agent that will continue to provide SOFR (the date on which SOFR is no longer available permanently or indefinitely, the “SOFR Scheduled Unavailability Date”);
or if the events or circumstances of the type described in Section 2.02(e)(iii)(B)(I) or (II) have occurred with respect to the SOFR Successor Rate then in effect, then the Administrative Agent and the Borrower may amend this Agreement solely for the purpose of replacing SOFR or any then current SOFR Successor Rate in accordance with this Section 2.08(e)(iii) with an alternative benchmark rate giving due consideration to any evolving or then existing convention for similar credit facilities syndicated and agented in the United States of America and denominated in U.S. Dollars for such alternative benchmarks, and, in each case, including any mathematical or other adjustments to such benchmark giving due consideration to any evolving or then existing convention for similar credit facilities syndicated and agented in the United States of America and denominated in U.S. Dollars for such benchmarks, which adjustment or method for calculating such adjustment shall be published on an information service as selected by the Administrative Agent from time to time in its reasonable discretion and may be periodically updated (and any such proposed rate, including for the avoidance of doubt, any adjustment thereto, a “SOFR Successor Rate”), and any such amendment shall become effective at 5:00 p.m. on the fifth Business Day after the Administrative Agent shall have posted such proposed amendment to all Lenders and the Borrower unless, prior to such time, Lenders comprising the Majority Lenders have delivered to the Administrative Agent written notice that such Majority Lenders object to such amendment.
(C)SOFR Successor Rate. The Administrative Agent will promptly (in one or more notices) notify the Borrower and each Lender of the implementation of any SOFR Successor Rate. Any SOFR Successor Rate shall be applied in a manner consistent with market practice; provided that to the extent such market practice is not administratively feasible for the Administrative Agent, such SOFR Successor Rate shall be applied in a manner as otherwise reasonably determined by the Administrative Agent. Notwithstanding anything else herein, if at any time any SOFR Successor Rate as so determined would otherwise be less than 0.00%, the SOFR Successor Rate will be deemed to be 0.00% for the purposes of this Agreement. In connection with the implementation of a SOFR Successor Rate the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement; provided that, with respect to any such amendment effected, the Administrative Agent shall post each such amendment implementing such Conforming Changes to the Borrower and the Lenders reasonably promptly after such amendment becomes effective.
(D)For purposes of this subsection 2.02(e)(iii), those Lenders that do not hold Bonds bearing interest computed with reference to SOFR or at a SOFR Successor Rate shall be excluded from any determination of Majority Lenders.
(iv)Certain Defined Terms. As used in this Subsection titled “New Rate”:
“Applicable Authority” means with respect to SOFR, the SOFR Administrator or any Governmental Authority having jurisdiction over the Administrative Agent or the SOFR Administrator with respect to its publication of SOFR, in each case acting in such capacity.
“Base Rate” means, for any day, a fluctuating interest rate per annum as shall be in effect from time to time which rate per annum shall at all times be equal to the highest of:
(a)    The rate of interest in effect for such day as determined by the Administrative Agent as the “prime rate” (as set forth below);
(b)    The sum (adjusted to the nearest 1/100 of one percent or, if there is no nearest 1/100 of one percent, to the next higher 1/100 of one percent) of (i) 1/2 of one percent per annum, plus (ii) the Federal Funds Rate; and
(c)    The sum of (i) Term SOFR for a one month SOFR Interest Period, plus (ii) one percent per annum; and
(d)    1.00%.
The “prime rate” for US Dollars is a rate set by the Administrative Agent based upon various factors including the Administrative Agent’s costs and desired return,

general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in such prime rate announced by the Administrative Agent shall take effect at the opening of business on the day specified in the public announcement of such change. If the Base Rate is being used as an alternate rate of interest pursuant to Section 2.02(e)(iii) hereof, then the Base Rate shall be the greater of clauses (a), (b) and (d) above and shall be determined without reference to clause (c) above.
“CME” means CME Group Benchmark Administration Limited.
“Conforming Changes” means, with respect to the use, administration of or any conventions associated with SOFR or any proposed SOFR Successor Rate, as applicable, any conforming changes to the definitions of “SOFR” and “SOFR Interest Period”, timing and frequency of determining rates and making payments of interest and other technical, administrative or operational matters (including, for the avoidance of doubt, the definitions of “Business Day” and “U.S. Government Securities Business Day”, timing of borrowing requests or prepayment, conversion or continuation notices and length of lookback periods) as may be appropriate, in the discretion of the Administrative Agent, to reflect the adoption and implementation of such applicable rate(s) and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent determines that adoption of any portion of such market practice is not administratively feasible or that no market practice for the administration of such rate exists, in such other manner of administration as the Administrative Agent determines is reasonably necessary in connection with the administration of this Agreement).
“Federal Funds Rate” means, for any day, the rate per annum calculated by the Federal Reserve Bank of New York based on such day’s federal funds transactions by depository institutions (as determined in such manner as the Federal Reserve Bank of New York shall set forth on its public website from time to time) and published on the next succeeding Business Day by the Federal Reserve Bank of New York as the federal funds effective rate; provided that if the Federal Funds Rate as so determined would be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.
“Governmental Authority” means the government of the United States or of any political subdivision thereof, whether state, or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.
“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.
“SOFR Adjustment” means a percentage equal to 0.10% (10 basis points) per annum.
“SOFR Administrator” means the Federal Reserve Bank of New York (or any successor administrator of the secured overnight financing rate).
“SOFR Interest Period” means a tenor of one month.

“SOFR Interest Rate Determination Date” means, while the Bonds bear interest at Term SOFR, two U.S. Government Securities Business Days prior to the commencement of such SOFR Interest Period.
“SOFR Scheduled Unavailability Date” has the meaning specified in Section 2.02(e)(iii)(B).
“SOFR Successor Rate” has the meaning specified in Section 2.02(e)(iii)(B).
“Term SOFR” means for any SOFR Interest Period, the rate per annum equal to the Term SOFR Screen Rate for that particular tenor two U.S. Government Securities Business Days prior to the commencement of such SOFR Interest Period with a term equivalent to such SOFR Interest Period; provided that, if the rate is not published prior to 11:00 a.m. on such determination date then Term SOFR means the Term SOFR Screen Rate on the first U.S. Government Securities Business Day immediately prior thereto, in each case, plus the SOFR Adjustment, provided that, if Term SOFR determined in accordance with this definition would otherwise be less than 0.00%, Term SOFR shall be deemed 0.00% for purposes of this Agreement.
“Term SOFR Screen Rate” means the forward-looking SOFR term rate administered by CME (or any successor administrator satisfactory to the Administrative Agent) and published on the applicable Reuters screen page (or such other commercially available source providing such quotations as may be designated by the Administrative Agent from time to time).
“U.S. Government Securities Business Day” means any Business Day, except any Business Day on which any of the Securities Industry and Financial Markets Association, the New York Stock Exchange or the Federal Reserve Bank of New York is not open for business because such day is a legal holiday under the federal laws of the United States or the laws of the State of New York, as applicable.
2.5.Section 2.02(f)–Benchmark Replacement Setting. Section 2.02(f) of the Credit and Funding Agreement is hereby deleted and shall have no further force or effect on and after the Twelfth Amendment Effective Date.
2.6.Section 3.06(a) – Increased Costs and Increased Rates. Section 3.06(a) of the Credit and Funding Agreement is hereby amended and restated as follows:
(a)Generally. If any Change in Law shall:
(i)impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender,
(ii)subject any Lender to any tax of any kind whatsoever with respect to this Agreement or the holding of the Bonds, or change the basis of taxation of payments to such Lender in respect thereof (except for Indemnified Taxes or Other Taxes covered by Section 3.07 and the imposition of, or any change in the rate of, any Excluded Tax, other than Changes in Law that affect (a) Lender’s tax treatment of interest received on the Bonds and (b) the Bonds qualification for the

De Minimis Safe Harbor Exception set forth in Section 265(b)(7) of the Code, payable by such Lender); or
(iii)impose on any Lender or any applicable interbank market any other condition, cost or expense not in effect prior to such Change in Law affecting this Agreement or the holding of the Bonds;
and the result of any of the foregoing shall be to increase the cost to such Lender of making any Advance, holding the Bonds, or to increase the cost to such Lender, or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or any other amount) then, upon written request of such Lender the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered. A Lender shall not request payment of increased costs under this Section 3.06 unless Lender provides evidence that it is such Lender’s directive to impose this modification to all other borrowers of such Lender whose loans are similarly effected by the event or circumstance giving rise to the request.
2.7.Section 4.01(g) – Representations and Warranties of the Borrower. Section 4.01(g) of the Credit and Funding Agreement is hereby amended and restated as follows:
(g)    The Borrower is not engaged primarily in the business of extending credit for the purpose of purchasing or carrying Margin Stock, and no proceeds of the Bonds or any Advance will be used to purchase or carry any Margin Stock or to extend credit to others for the purpose of purchasing or carrying any Margin Stock, except in compliance with Regulations T, U and X issued by the Board of Governors of the Federal Reserve Board.
2.8.Section 4.01(i) – Representations and Warranties of the Borrower. Section 4.01(i) of the Credit and Funding Agreement is hereby amended and restated as follows:
(i)    The Borrower and each Subsidiary have filed all material Tax returns required to be filed and paid all taxes, assessments, fees and other governmental charges shown thereon to be due, including interest and penalties, except (a) Taxes that are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves are being maintained in accordance with GAAP or (b) to the extent that the failure to file any such return or pay any such amount could not reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Borrower and its Subsidiaries taken as a whole.
2.9.Section 6.01(b) – Affirmative Covenants – Consolidated Leverage Ratio. Section 6.01(b)(ii) of the Credit and Funding Agreement is hereby amended and restated as follows:
“(ii)    Maintain a Consolidated Leverage Ratio as of the last day of each Reference Period (commencing with the Reference Period ending on December 31, 2022) of not more than 3.75:1.00; provided that upon consummation of any Acquisition that involves the payment of consideration in excess of $500,000,000, at the option of the Borrower, 3.75:1.00 will increase to 4.25:1.00 for the period that begins with the fiscal quarter in which such Acquisition is consummated and shall return to the level set forth above on the last day of the fourth fiscal quarter beginning after the date on which such Acquisition was consummated; provided that there shall not be more than two (2) Consolidated Leverage Ratio increases from 3.75:1.00 to 4.25:1.00.

2.10.Section 6.01(c) – Affirmative Covenants – Consolidated Interest Coverage Ratio. Section 6.01(c) of the Credit and Funding Agreement is hereby amended and restated as follows:
“(c) Consolidated Interest Coverage Ratio. Maintain a Consolidated Interest Coverage Ratio for each Reference Period (commencing with the referenced period ending on December 31, 2022) of not less than 3.00:1.00.”
2.11.Section 6.01(f) – Affirmative Covenants – Maintenance of Properties, Etc. Section 6.01(f) of the Credit and Funding Agreement is hereby amended and restated as follows:
“(f) Maintenance of Properties, Etc. Maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, all of its properties that are material to the conduct of the business of the Borrower and its Subsidiaries, taken as a whole, in good working order and condition, ordinary wear and tear and casualty excepted.”
2.12.Section 6.01(i) – Affirmative Covenants – Reporting Requirements. Section 6.01(i)(vi) of the Credit and Funding Agreement is hereby amended and restated as follows:
“(vi) such other information respecting the financial condition or operations, financial or otherwise, of the Borrower or any Subsidiary as any Lender through the Administrative Agent may from time to time reasonably request; provided that the Borrower shall not be required to furnish, or cause to be furnished, any information (w) that constitutes non-financial trade secrets or non-financial proprietary information, (x) that constitutes attorney work product, (y) that would result in violation of any confidentiality agreement by which it is bound or (z) to the extent that the provision thereof would waive or impair attorney-client privilege, or violate any law, rule or regulation, or any obligation of confidentiality binding on the Borrower or any Subsidiary.”
2.13.Section 6.02(a) – Negative Covenants – Liens. Section 6.02(a) of the Credit and Funding Agreement is hereby amended and restated as follows:
“(a)    Liens. Create, assume or suffer to exist or permit any Subsidiary of the Borrower to create, assume or suffer to exist any Lien upon any of its property or assets, whether now owned or hereafter acquired, except (i) Permitted Encumbrances, (ii) other Liens incidental to the conduct of its business or the ownership of its property and assets which were not incurred to secure Indebtedness, and which do not in the aggregate materially detract from the value of its property or assets or materially impair the use thereof in the operation of its business, (iii) Liens on property or assets of a Domestic Subsidiary to secure obligations of such Subsidiary to the Borrower or another Domestic Subsidiary, and Liens on property or assets of a Foreign Subsidiary to secure obligations of such Subsidiary to the Borrower or any other Subsidiary, (iv) any Lien on property of any Foreign Subsidiary to secure Indebtedness of such Subsidiary, provided that, immediately after giving effect to the incurrence of such Indebtedness and to the concurrent repayment of any other Indebtedness, the aggregate principal amount of outstanding Indebtedness secured by Liens permitted by this clause (iv) or by clause (vi) or (ix) of this Section 6.02(a) does not exceed 10% of Consolidated Net Tangible Assets, (v) Liens incurred in connection with any Tax-Exempt Financing which do not in the aggregate materially detract from the value of the property or assets affected thereby or materially impair the use of such property or assets in the operation of the business of the Borrower or such Subsidiary, (vi) Liens on property or assets granted in connection with applications for or reimbursement obligations with respect to letters of credit issued at the request of the Borrower or a Subsidiary by a banking institution to secure the performance of obligations of the Borrower or a Subsidiary relating to such letters of credit, to the extent such banking institution requested the granting to it of such Lien as a condition for its issuance of the letter of credit; provided that, immediately after giving effect thereto and to the concurrent repayment of any other Indebtedness, the aggregate principal amount of outstanding Indebtedness secured by Liens permitted by this clause (vi) or by clause (iv) or (ix) of this Section 6.02(a) does not exceed 10% of Consolidated Net Tangible Assets , (vii) any Lien existing on any property or asset prior to the acquisition thereof by the Borrower or any Subsidiary or existing on any property or asset of any Person that becomes a Subsidiary after the date hereof prior to the time such Person becomes a Subsidiary; provided that (A) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Subsidiary, as the case may be, (B) such Lien shall not apply to any other property or assets of the Borrower or any Subsidiary and (C) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Subsidiary, as the case may be, and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof, (viii) Liens on fixed or capital assets acquired, constructed or improved by the Borrower or any Subsidiary; provided that (A) with respect to Liens securing Indebtedness of any Domestic Subsidiary, such Liens secure Indebtedness permitted by clause (ii) of Section 6.02(b), (B) such Liens and the Indebtedness secured thereby are incurred prior to or within 90 days after acquisition or the completion of such construction or improvement, (C) the Indebtedness secured thereby does not exceed 100% of the cost of acquiring, constructing or improving such fixed or capital assets and (D) such Liens shall not apply to any other property or assets of the Borrower or any Subsidiary, (ix) Liens on assets securing other obligations of the Borrower and its Subsidiaries not expressly permitted by clauses (i) through (viii) above; provided that, immediately after giving effect thereto and to the concurrent repayment of any other secured obligations, the aggregate principal amount of outstanding obligations secured by Liens permitted by this clause (ix) or by clause (iv) or (vi) of this Section does not exceed 10% of Consolidated Net Tangible Assets, (x) Liens on Margin Stock, if and to the extent the value of all Margin Stock of the Borrower and its Subsidiaries exceeds 25% of the value of the total assets subject to this Section 6.02(a) (it being understood that Margin Stock not in excess of 25% of the value of such assets will be subject to the restrictions of this Section 6.02(a)), (xi) Liens on Receivables Related Assets of, or transferred to, a Receivables Subsidiary pursuant to a Permitted Receivables Facility, (xii) any encumbrance or restriction (including put and call arrangements) with respect to Equity Interests of any joint venture or similar arrangement pursuant to any joint venture or similar agreement; (xiii) Liens arising in connection with any Disposition of assets; provided that such Liens do not at any time encumber any assets other than the assets to be Disposed of; (xiv) Liens that are created or provided for by (A) a transfer of an account receivable or chattel paper or (B) a commercial consignment that in each case does not secure payment or performance of an obligation; (xv) Liens to secure the obligations under the BofA Credit Agreement; (xvi) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business; (xvii) Liens arising from the filing of precautionary UCC financing statements relating solely to operating leases or consignment or bailee arrangements entered into in the ordinary course of business; (xviii) Liens constituting encumbrances in the nature of covenants, zoning restrictions, easements, minor irregularities in title and rights or restrictions of record on the use of real property, which do not materially interfere with the occupation, use and enjoyment by the Company or any Subsidiary of such properties in the normal course of business as presently conducted or materially impair the value thereof for such business; (xix) Liens (A) consisting of judgment or judicial attachment Liens, provided that (x) the claims giving rise to such Liens are being diligently contested in good faith by appropriate proceedings, (y) adequate reserves for the obligations secured by such Liens have been established and (z) enforcement of such Liens have been stayed and (B) securing judgments for the payment of money not constituting an Event of Default under Section 7.01(f) or securing appeal or other surety bonds relating to such judgments; and (xx) Liens arising in connection with the financing of insurance premiums in the ordinary course of business.”
2.14.Section 6.02(b) – Negative Covenants – Domestic Subsidiary Indebtedness. Section 6.02(b) of the Credit and Funding Agreement is hereby amended and restated as follows:
“(b)    Domestic Subsidiary Indebtedness. Permit any Domestic Subsidiary (other than any Borrower (as defined in the BofA Credit Agreement)) to create incur, assume or permit to exist any Indebtedness, except:
(i)    Indebtedness of any Domestic Subsidiary to the Borrower or any other Domestic Subsidiary;
(ii)    Indebtedness of any Domestic Subsidiary outstanding on the Twelfth Amendment Effective Date;
(iii)    Indebtedness incurred to finance the acquisition, construction or improvement of any fixed or capital assets, including Finance Lease Obligations and any Indebtedness assumed in connection with the acquisition of any such assets or secured by a Lien on any such assets prior to the acquisition thereof, and extensions, renewals and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof; provided that such Indebtedness is incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement;
(iv)    Indebtedness of any Person that becomes a Domestic Subsidiary after the date hereof; provided that such Indebtedness exists at the time such Person becomes a Domestic Subsidiary and is not created in contemplation of or in connection with such Person becoming a Domestic Subsidiary;
(v)    other Indebtedness in an aggregate principal amount not exceeding US$85,000,000 at any time outstanding;
(vi)    [reserved]
(vii)    Indebtedness of any Receivables Subsidiaries in respect of any Permitted Receivables Facilities in an aggregate principal amount not exceeding US$700,000,000 at any time outstanding;
(x)    Permitted Refinancing Indebtedness that serves to Refinance any Indebtedness permitted under Section 6.02(b)(i), (ii), (iii), (v) or (viii) above; and
(xi)    Indebtedness in connection with the financing of insurance premiums in the ordinary course of business.”
2.15.Section 6.02(d) – Negative Covenants – Change in Nature of Business. Section 6.02(d) of the Credit and Funding Agreement is hereby amended and restated as follows:

“(d)    Engage, or permit any of its Subsidiaries to engage, to any material extent, in any business other than the businesses of the type conducted by the Borrower and its Subsidiaries on the Twelfth Amendment Effective Date and businesses reasonably related or complementary thereto.”
2.16.Section 7.01(f) – Events of Default. Section 7.01(f) of the Credit and Funding Agreement is hereby amended and restated as follows:
“(f)    Any judgment or order for the payment of money in excess of US$50,000,000 shall be rendered against the Borrower or any Subsidiary and either (i) enforcement proceedings shall have been commenced by any creditor upon such judgment or order and, within 60 days of the commencement of such proceedings, such judgment shall not have been satisfied or (subject to clause (ii) below) shall have been stayed or (ii) there shall be any period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect.”
2.17.Section 7.01(g) – Events of Default. Section 7.01(g) of the Credit and Funding Agreement is hereby amended and restated as follows:
“(g)    The Borrower or any of its ERISA Affiliates shall incur liability in an amount that would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Borrower and its Subsidiaries, taken as a whole, in the aggregate as a result of one or more of the following: (i) the occurrence of any ERISA Event with respect to a Plan; (ii) the partial or complete withdrawal of the Borrower or any of its ERISA Affiliates from a Multiemployer Plan; or (iii) the insolvency or termination of a Multiemployer Plan.”
2.18.Schedule 1 to the Credit and Funding Agreement is hereby amended and restated in its entirety with SCHEDULE 1 attached hereto. The amendment to Schedule 1 shall be effective only upon either (1) the receipt from nationally recognized bond counsel acceptable to the Administrative Agent of one or more opinions with respect to all outstanding Bonds to the effect that the amendments set forth herein will have no adverse effect upon the exclusion from gross income for federal income tax purposes of the interest on the Bonds or (2) action by the AL Issuer, the MS Issuer and the TN Issuer to reissue or concurrently refund the applicable series of Bonds (i.e., the AL Bonds, the MS Bonds or the TN Bonds) by issuing a new series of bonds (any such new series, “Current Refunding Bonds”) in order to include in the calculation of the Direct Purchase Rate the Designated Basis Points for the Pricing Levels set forth in Schedule 1 for the new Current Refunding Bonds, which such Current Refunding Bonds will be deemed purchased by the Lenders upon such Current Refunding Bonds’ issuance in exchange for the refunded Bonds held by each Lender, and which must be accompanied by one or more opinions of nationally recognized bond counsel acceptable to the Administrative Agent to the effect that interest on each series of Current Refunding Bonds is excludable from gross income for federal income tax purposes, and each series of Current Refunding Bonds is duly authorized, executed and delivered by its respective Issuer, and as to such other matters reasonably requested by the Administrative Agent.
Provided that if either of the conditions described in (1) or (2) above (the “Tax-Exempt Conditions”) is satisfied on or prior to February 15, 2023, with respect to any series of Bonds, then the amendment to Schedule 1 reflecting the tax-exempt rate shall be effective with respect to that separate series of Bonds or Current Refunding Bonds.

Provided further that in the event that none of the Tax-Exempt Conditions are satisfied on or prior to February 15, 2023, then beginning on February 16, 2023, the Bonds shall accrue interest at the rate determined by using the Taxable Pricing Grid set forth in Schedule 1.
ARTICLE 3
MISCELLANEOUS
3.1Effectiveness. This Amendment is effective as of the date hereof upon its execution and delivery by the Borrower and each Lender and payment by the Borrower to each Lender, including without limitation, PNC Bank, National Association, in an amount equal to fifty thousandths of one percent (0.05%) of the outstanding principal amount of the Bonds held by such Lender, together with any fees or expenses of counsel in connection with this Amendment. The Administrative Agent shall promptly notify the Lenders of the occurrence of the effectiveness of this Amendment. On and after the date hereof, each reference in the Credit and Funding Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import referring to the Credit and Funding Agreement and each reference in each of the other Loan Documents to “the Credit and Funding Agreement”, “thereunder”, “thereof” or words of like import referring to the Credit and Funding Agreement shall mean and be a reference to the Credit and Funding Agreement as amended by this Amendment.
3.2Limited Continuation of LIBOR Rate. Notwithstanding the amendments to the Credit and Funding Agreement contemplated hereby, the Bonds shall continue to bear interest in accordance with Section 2.02(a) of the Credit and Funding Agreement in effect prior to this Amendment until the end of the then-current Interest Period therefor, and the related provisions of the Credit and Funding Agreement (including, for the avoidance of doubt, the provisions of Section 2.02(a) and any provisions referenced therein or related thereto) shall continue in effect solely with respect to such Bonds until such time for the limited purposes set forth in this Section 3.2. If any such Bonds that bear interest at LIBOR remain outstanding upon the expiration of the Interest Period applicable thereto, then such Bonds shall bear interest in accordance with Section 2.02(e) of the Credit and Funding Agreement as amended by this Amendment. On and after this Amendment’s effective date as set forth in Section 3.1 hereof, no Bonds may be continued as or converted into Bonds bearing interest at LIBOR.
3.3Representations and Warranties. The Borrower hereby represents and warrants to the Lenders and the Administrative Agent that (a) after giving effect to this Amendment, the representations and warranties set forth in the Credit and Funding Agreement are correct in all material respects on and as of the date hereof as though made on and as of the date hereof and (b) no event has occurred and is continuing which constitutes an Event of Default or which would constitute an Event of Default but for the requirement that notice be given or time elapse or both.
3.4No Waiver. Except as specifically amended or modified pursuant to the terms of this Amendment, the terms and conditions of the Credit and Funding Agreement and the other Loan Documents remain in full force and effect. Nothing herein shall limit in any way the rights and remedies of the Lenders or the Administrative Agent under the Credit and Funding Agreement (as amended and modified hereby) and the other Loan Documents.
3.5Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original, and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by facsimile or in electronic (i.e., “pdf’ or “tif’) format shall be effective as delivery of a manually executed counterpart of this Amendment. The words “execution,” “signed,” “signature,” and words of like import in this Amendment shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.
3.6Governing Law. This Amendment and any claim, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon arising out of or relating to this Amendment and the transactions contemplated hereby shall be governed by, and construed in accordance with, the law of the State of New York.
3.7Obligations of the Limited Liability Company. Each of the Borrower and the Limited Liability Company acknowledge and affirm that the Limited Liability Company is treated as a co-obligor and additional Borrower (as that term is defined in the MS Loan Agreement) to the MS Loan Agreement and the MS Bonds and as such, is also bound by the Credit and Funding Agreement, as amended by this Amendment, and as it shall be amended and supplemented from time to time.

[SIGNATURE PAGE TO TWELFTH AMENDMENT TO
AMENDED AND RESTATED CREDIT AND FUNDING AGREEMENT]
IN WITNESS WHEREOF, the parties hereto, by their officers thereunto duly authorized, have executed this Agreement as of the day and year first above written.

OLIN CORPORATION

By:	/s/ Teresa M. Vermillion
Name:	Teresa M. Vermillion
Title:	Vice President and Treasurer

OLIN WINCHESTER, LLC

By:	/s/ Teresa M. Vermillion
Name:	Teresa M. Vermillion
Title:	Vice President and Treasurer

[SIGNATURE PAGE TO TWELFTH AMENDMENT TO
AMENDED AND RESTATED CREDIT AND FUNDING AGREEMENT]

WELLS FARGO BANK, N.A.

By:	/s/ Nathan R. Rantala
Name:	Nathan R. Rantala
Title:	Managing Director

BANK OF AMERICA, N.A.

By:	/s/ Jeff Hightower
Name:	Jeff Hightower
Title:	Sr. Vice President

THE NORTHERN TRUST COMPANY

By:	/s/ Jack Stibich
Name:	Jack Stibich
Title:	Officer

Truist Bank

By:	/s/ Alexander Harrison
Name:	Alexander Harrison
Title:	Vice President

PNC BANK, NATIONAL ASSOCIATION, Individually and as Administrative Agent

By:	/s/ Thomas S. Sherman
Name:	Thomas S. Sherman
Title:	Senior Vice President

SCHEDULE 1
PRICING GRID
VARIABLE PRICING AND FEES BASED ON CONSOLIDATED LEVERAGE RATIO
(PRICING EXPRESSED IN BASIS POINTS)

Pricing Level	Applicable Commitment Fee Rate*	Designated Basis Points	Prime Margin
I	N/A	87.5	0.000%
II	N/A	100.0	0.000%
III	N/A	112.5	0.125%
IV	N/A	125.0	0.250%
V	N/A	137.5	0.375%
*At the time of execution of the Third Amendment to Amended and Restated Credit and Funding Agreement, the Draw Down Period had expired and the Applicable Commitment Fee Rate was no longer applicable.
For purposes of determining the Designated Basis Points for computing the rate set forth in Section 2.02(e) of the Agreement and the Applicable Commitment Fee Rate:
(a)The Designated Basis Points and the Applicable Commitment Fee Rate shall be determined on the Twelfth Amendment Effective Date based on Pricing Level II.
(b)The Designated Basis Points and the Applicable Commitment Fee Rate shall be recomputed as of the end of each Reference Period ending on or after December 31, 2022 based on the Consolidated Leverage Ratio. Any increase or decrease in the Designated Basis Points and the Applicable Commitment Fee Rate computed as of such Reference Period shall be effective on the date on which the Certificate evidencing such computation is due to be delivered under Section 6.01(i)(iv).
(c)If, as a result of any restatement of or other adjustment to the financial statements of the Borrower or for any other reason, the Borrower or the Lenders determine that (i) the Consolidated Leverage Ratio as calculated by the Borrower as of any applicable date was inaccurate and (ii) a proper calculation of the Consolidated Leverage Ratio would have resulted in higher pricing for such period, the Borrower shall immediately and retroactively be obligated to pay to the Administrative Agent for the account of the applicable Lenders, promptly on demand by the Administrative Agent (or, after the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under the Bankruptcy Code of the United States, automatically and without further action by the Administrative Agent or any Lender), an amount equal to the excess of the amount of interest and fees that should have been paid for such period over the amount of interest and fees actually paid for such period. This paragraph shall not limit the rights of the Administrative Agent or any Lender, as the case may be, under Article V. The Borrower’s obligations under this paragraph shall survive the termination of the Commitments and the repayment of all other Obligations hereunder.
TAXABLE PRICING GRID
VARIABLE PRICING AND FEES BASED ON CONSOLIDATED LEVERAGE RATIO
(PRICING EXPRESSED IN BASIS POINTS)

Pricing Level	Applicable Commitment Fee Rate*	Designated Basis Points	Prime Margin
I	N/A	125.0	0.250%
II	N/A	150.0	0.500%
III	N/A	162.5	0.625%
IV	N/A	175.0	0.750%
V	N/A	187.5	0.875%

EFFECT OF DETERMINATION OF TAXABILITY
In the event that a Determination of Taxability occurs with respect to any of the AL Bonds, MS Bonds and/or TN Bonds:
(a)Accrued and unpaid interest on the affected Bonds shall be due and payable at the rate determined by using the Taxable Pricing Grid set forth above commencing on the next Interest Payment Date after the date on which the Determination of Taxability occurs.
(b)In addition to future payments of accrued and unpaid interest on the affected Bonds at the rate determined by using the Taxable Pricing Grid set forth above in accordance with paragraph (a), the Borrower shall pay to the Holders of the affected Bonds the amount by which (i) the interest that would have accrued on the principal amount of the affected Bonds at the Taxable Rate during the period (A) beginning on the date determined by the Internal Revenue Service as the date on which the interest on such Bonds became includible in gross income of the Holders, and (B) ending on the earlier to occur of the date on which unpaid interest began to accrue at the rate determined by using the Taxable Pricing Grid set forth above under paragraph (a) or the date on which the principal amount of the affected Bonds was paid in full, exceeds (ii) the interest actually paid on the principal amount of the affected Bond for such period; provided, however, that in no event shall the amount due to any Holder under this paragraph (b) exceed the out-of-pocket costs actually incurred by such Holder as a result of the Determination of Taxability.

Capitalized terms used in this Schedule I under the heading “Effect of Determination of Taxability” with respect to any Bond, if not defined in the Credit and Funding Agreement, shall have the meanings assigned in the applicable Indenture. In the event of a conflict between the terms and conditions of the provisions of this Schedule I under the heading “Effect of Determination of Taxability” and the terms and conditions of other Loan Documents, the terms and conditions contained in this Schedule I shall govern.